August 26, 2009

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention:	Mr. John Stickel
Mr. Matthew Spitzer

Re:	DHT Maritime, Inc.
Form 20-F
Filed: March 12, 2009
File No. 001-32640

Dear Mr. Stickel and Mr. Spitzer:

In response to the comment letter (the “Comment Letter”) dated August 13, 2009 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Form 20-F (the “Form 20-F”) for the fiscal year ended December 31, 2008 filed by DHT Maritime, Inc. (the “Company”) on March 12, 2009, please find below the response of the Company.

The headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

DHT Maritime, Inc.	Registered Office:
26 New Street	Trust Company Complex
St. Helier, Jersey JE23RA	Ajeltake Road
Channel Islands	Ajeltake Island
Telephone: +(44) 1534 639759	Majuro
Fax: +(44) 1534 878427	Marshall Islands
E-mail: info@dhtmaritime.com	MH96960
Web site: www.dhtmaritime.com

Risk Factors, page 6

Our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. government, which could negatively affect the trading price of our common stock, page 15

1.
Please update us on your contacts, since your letter to us of August 31, 2006, with the countries designated by the U.S. State Department as state sponsors of terrorism (Iran, Sudan, Syria and Cuba).  In this regard, we note that you disclose that your vessels made seven calls on ports in Iran during 2008.  Please confirm if true that you had no other contacts in 2008 with countries designated state sponsors of terrorism, or advise.

Your response should include information as to whether your vessel’s activities included, and include, transporting oil from Iran.

As disclosed in the Company’s annual reports on Form 20-F for the fiscal years ended December 31, 2006, 2007 and 2008, the Company’s vessels made one call to ports in Libya and four calls to ports in Iran out of a total of 347 calls on worldwide ports in 2006, three calls to ports in Iran out of a total of 291 calls on worldwide ports in 2007, and seven calls to ports in Iran out of a total of 313 calls on worldwide ports in 2008.  The Company had no other contacts with countries designated state sponsors of terrorism.  The activities of the Company’s vessels included, and include, transporting oil from Iran.

2.
We note the disclosure on page 8 that you charter all of your vessels to wholly-owned subsidiaries of Overseas Shipholding Group, your former parent.  Please discuss for us what consideration you gave to providing disclosure about OSG’s contacts with countries designated state sponsors of terrorism, including its activities relating to transporting oil from Iran.

In the course of preparing the Form 20-F, the Company corresponded with OSG, as the charterer of each of the Company’s vessels, to determine the vessels’ contacts with countries designated state sponsors of terrorism.  OSG confirmed that the Company’s vessels made seven calls to ports in Iran and made no calls to ports in other countries designated state sponsors of terrorism.

PFIC status and significant tax consequences, page 65

3.
We note that you refer to the opinion of Cravath, Swaine & Moore LLP, referenced on page 66, upon which you rely for your disclosure with respect to federal income tax liability in the United States.  If you include this reference in future filings, please include the firm’s name, address and statement of their consent to reference of the firm in the filing.  Refer to Item 10.G. of Form 20-F.

The Company confirms that if it includes a reference to the tax opinion of Cravath, Swaine & Moore LLP in future filings, the Company will include the firm’s name, address and statement of their consent to reference of the firm in the filing.

Exhibit 4.1.1

4.
We note you have incorporated by reference Exhibit 4.1.1.  This filing includes schedules and exhibits listed in the table of contents of the agreement.  All exhibits must be filed in full and include all attachments, schedules and exhibits.  Please refile this exhibit with all attachments, schedules and exhibits in your next Exchange Act filing.

The Company confirms that it will refile Exhibit 4.1.1 with all attachments, schedules and exhibits in the Company’s next Exchange Act filing.

Exhibit 4.1.2

5.
We note you have incorporated by reference Exhibit 4.1.2.  This filing references schedules and exhibits to the agreement.  All exhibits must be filed in full and include all attachments, schedules and exhibits.  Please refile this exhibit with all attachments, schedules and exhibits in your next Exchange Act filing.

The Company confirms that it will refile Exhibit 4.1.2 with all attachments, schedules and exhibits in the Company’s next Exchange Act filing.

*********************

With respect to the Form 20-F, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at +47 412 92 712 if you have any questions regarding this submission.

Sincerely, /s/ Eirik Ubøe
Eirik Ubøe Chief Financial Officer DHT Maritime, Inc.